02015063

epic

RECEIVED FEB 08 2002

January 9, 2002

US Securities & Exchange Commission
450 Fifth Street, NW
Washington, DC
20549

Attention: Office of International Corporate Finance

Dear Sirs:

SUPPL

Re: Epic Oil & Gas Ltd. File No: 82-5045

Dear Sirs:

Please find attached all information required by you in connection with maintaining a current status to this file.

We thank you for your attention to this matter.

Yours truly,

Bernadette Race
Administration

PROCESSED
FEB 14 2002
THOMSON
FINANCIAL

dlw 2/12

Encl:

EPIC OIL AND GAS LTD.
204 – 5405 12th Avenue, Delta, BC V4M 2B2
Telephone: (604) 943-9414 Facsimile: (604) 943-0716
E-mail: info@epic-eas.com

December 19th, 2001

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 W. Georgia Street
Vancouver, BC
V7Y IL2

Dear Sir/Madam;

RE: Epic Oil and Gas Ltd.. (the "Company")
Quarterly Report for Quarter Ended October 31, 2001

We enclose for your records one copy of the above quarterly report for Epic Oil and Gas Ltd. We confirm that the enclosed was forwarded by prepaid first class mail to all persons on the Supplemental Mailing List of the Company on October 31, 2001.

Yours truly,

Bernadette Race
Administration

Enclosure

cc: Vancouver Stock Exchange
US Securities & Exchange Commission
Standard & Poor's
Financial Post (x2)

QtrMail.doc

FORM 51-901F
QUARTERLY REPORT

Incorporated as part of: X Schedule A
X Schedule B & C

ISSUER DETAILS

Name of Issuer: Epic Oil and Gas Ltd.

Issuer Address: 204, 5405 12th Avenue Delta, BC V4M 2B2

For Quarter Ended: October 31st , 2001

Issuer Telephone Number: (604) 943-9414

Contact Person: Michael J. Hopley

Contact's Position: President

Contact Telephone Number: (604) 943-9414

Date of Report: December 17th, 2001

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B&C.

Michael J. Hopley	*"Michael J. Hopley"*	December 17th, 2001
NAME OF DIRECTOR	(*SIGNATURE*)	DATE SIGNED (YY/MM/DD)
Damien Reynolds	*"Damien Reynolds"*	December 17th, 2001
NAME OF DIRECTOR	(*SIGNATURE*)	DATE SIGNED (YY/MM/DD)

(Unaudited - Prepared by Management)

Epic Oil And Gas Ltd.
Consolidated Balance Sheets

As at October 31, 2001		2001		2000
(Stated in Canadian Dollars)				
Assets				
Current				
Cash	$	253,031	$	43,393
Accounts receivable		47,445		80,099
Prepaid expenses		6,504		1,181
		306,980		124,673
Capital assets		1,924		7,213
Oil and gas properties		1,414,901		1,610,466
	$	1,723,805	$	1,742,352

		2001		2000
Liabilities and Shareholders' Equity				
Current				
Accounts payable and accrued liabilities	$	65,876	$	16,200
Due to related parties		6,314		0
		72,190		16,200
Long-term				
Convertible debenture		37,545		0
		109,735		16,200
Shareholders' equity				
Share Capital:				
Issued: 21,279,706				
Share Capital:		8,703,678		8,462,636
Deficit:		(7,089,608)		(6,736,484)
		1,614,071		1,726,152
	$	1,723,805	$	1,742,352

Approved on behalf of the Board:

"Michael J. Hopley"
Director

"*Damien Reynolds*"
Director

(Unaudited - Prepared by Management)

Epic Oil And Gas Ltd.
Consolidated Statements of Operations and Deficit

For the six month period ended October 31, 2001 (Stated in Canadian Dollars)	2001	2000
Oil and Gas Revenue	$ 136,053	$ 175,421
Cost of Production	48,590	51,559
Depletion	40,550	43,000
	89,140	94,559
Gross profit	46,913	80,862
Expenses		
Accounting and legal	50,295	18,612
Consulting Fees	3,725	16,340
Management Fees	59,017	27,847
Interest and bank charges	1,106	441
Office	56,362	41,588
Public relations	17,000	11,019
Transfer and listing fees	11,955	6,500
Travel and promotion	5,243	13,175
Rent	9,655	0
Telephone	8,531	0
	222,889	135,522
Net loss for the period	(175,976)	(54,660)
Deficit, beginning of period	6,913,632	6,681,824
Deficit, end of period	$ 7,089,608	$ 6,736,484
Loss per share	$ 0.009	$ 0.003

(Unaudited - Prepared by Management)

Epic Oil And Gas Ltd.
Consolidated Statement of Cash Flows

For the six month period ended October 31, 2001	2001	2000
(Stated in Canadian Dollars)		
Cash flows from operating activities		
Net loss for the period	$ (175,976)	$ (54,660)
Adjustments for		
Amortization and depletion	40550	43,000
	(135,426)	(11,660)
Changes in non-cash working capital items		
Accounts receivable	(9,716)	1,352
Prepaid expenses	(5,318)	4,338
Accounts payable and accrued liabilities	14,234	(23,084)
Net cash used in operating activities	(136,226)	(17,394)
Cash flows from investing activities		
Purchase of capital assets	0	(751)
Proceeds from disposition of interest in oil and gas properties	190,788	0
Investment in oil and gas properties	(54,331)	(7,315)
	136,456	(8,066)
Cash flows from financing activities		
Advances to related parties	(22,081)	(24,097)
Proceeds from convertible debenture	37,545	0
Issue of common shares	225,852	57,179
	241,316	33,082
Increase (Decrease) in cash during the period	241,546	(4,038)
Cash: Beginning of Period	11,485	47,431
Cash: End of Period	$ 253,031	$ 43,393

SCHEDULE B: SUPPLEMENTARY INFORMATION

SECURITIES ISSUED DURING QUARTER ENDED October 31st, 2001

On October 18, 2001 2,258,000 units consisting of 2,258,000 common shares were issued from Treasury subject to section 74(2)(4), section 74(2)(9) and section 128(h) of the rules. The unit also consisted of 1,129,000 non-transferable share purchase warrants, each exercisable to acquire one additional common share at $0.15 per share for a period of 180 days.

OPTIONS GRANTED DURING QUARTER ENDED October 31, 2001

Nil

AUTHORIZED AND ISSUED SHARE CAPITAL AS AT October 31, 2001

Class	Par Value	Authorized Number	Number Issued	Issued Value
Common	No Par Value	100,000,000	21,279,706	$1,489,579

OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS AT October 31, 2001

Security	Number or Amount	Exercise or Convertible Price	Expiry Date
Options	650,000	$0.11	Jan 14/02
Options	50,000	$0.12	Jan 24/02
Options	75,000	$0.16	Feb 25/02
Options	590,000	$0.15	May 16/05
Options	50,000	$0.15	May 16/02
Options	100,000	$0.10	July 12/05
Options	285,000	$0.10	Mar 13/06
Options	65,000	$0.10	July 23/06
Warrants	1,129,000	$0.15	April 16/02

AGGREGATE AMOUNT OF EXPENDITURES MADE TO PARTIES NOT AT ARMS LENGTH FROM THE COMPANY AS AT

October 31, 2001

Name	Amount	Purpose
Michael J. Hopley	$30,000	Management Fees

SHARES IN ESCROW OR SUBJECT TO POOLING

	Number of Shares
Escrowed	109,417
Subject to Pooling	Nil

LIST OF DIRECTORS

Michael J. Hopley
Damien E. Reynolds
Alan B. Bernstein
Robert T. Malcolm, Q.C.
Curtis A. Hartzler

SCHEDULE 'C'
President's Message

The past quarter has seen Epic making significant progress in its search for commercial quantities of shallow natural gas in the Bellingham Basin of northwest Washington State.

As many of you are aware, Epic through its US subsidiaries, has been actively exploring in the area for a number of years. However, recently we have sharpened our focus making the search for shallow natural gas – the type of gas that was produced for domestic production in the 1920s and 1930s – the number one priority.

Recent activity has included a surface geotechnical study, integration of previous data and the acquisition of more oil and gas leases. We are on schedule to drill four to six wells on the best shallow natural gas targets this winter. This work is being funded by our joint venture partnership and the private placement financing completed last October.

The news that Alberta Energy Company Ltd. (AEC) has decided not to continue with the underground gas storage project in the Birch Bay area will not negatively affect Epic's search for natural gas. In fact, the cash to be received by Epic from AEC will put the company in a stronger financial position to pursue its exploration goals in the Bellingham Basin.

While finding commercial quantities of shallow natural gas is Epic's first priority the potential of developing coalbed methane production from the vast coalbeds underlying the company's leases has not been forgotten. This, together with carbon dioxide sequestration remain corporate objectives which we believe have significant potential for our company.

A number of different financing and/or partnership options are currently being considered for Epic's carbon dioxide sequestration technology project. Several of these possibilities appear to be stronger than ever given current industry and government concerns with greenhouse gas emissions. This project has huge potential because, if successful, it has the possibility of enhancing the production of methane (natural gas) from coalbed seams while helping to protect the environment.

Sustained oil prices in the US$20 range continue to enhance Epic's revenue from the Scotford-Redwater field in Alberta. This cash flow continues to pay for a large part of the company's monthly overhead costs.

On behalf of the Board of Directors
Michael J. Hopley
President, Epic Oil and Gas Ltd.

Subsequent events from Quarter ended October 31, 2001 to-date. 96,700 shares were issued from treasury subject to exercise of options (50,000 at $0.10 and 46,700 at $0.11.)

AGGREGATE AMOUNT OF EXPENDITURES MADE TO PARTIES NOT AT ARMS LENGTH FROM THE COMPANY AS AT December 17th, 2001

Name	Amount	Purpose
Michael J. Hopley	$15,000	Management Fees.

OIL & GAS LTD.

NEWS RELEASE

TRADING SYMBOL: EAS
DATE: December 13, 2001

Epic's Birch Bay Gas Storage Project - Alberta Energy Company Terminates Agreement

Epic Oil and Gas Ltd. ("Epic") announces that **AEC Storage and Hub Services Inc.** ("AEC"), a subsidiary of **Alberta Energy Company Ltd.**, has given notice to Epic's U.S. subsidiaries **Rival Resources, Inc**. and **American Safari Resources, Inc.** (referred to jointly as "Rival") to terminate the Letter of Agreement ("LOA") on the Birch Bay Gas Storage Project in northwest Washington State.

In October 2000 AEC completed a four-mile seismic survey over part of the project area. The results of this work did not meet AEC's expectations and consequently AEC suspended work on the project.

In accordance with the terms of the LOA, AEC will pay to Rival a substantial portion of a US$50,000 "Success Fee" and Rival has assigned to AEC thirty-eight oil and gas mineral leases covering 621 acres in the project area.

The AEC decision will not negatively affect progress on Rival's ongoing natural gas exploration program in the same general area of Washington State; in fact the receipt of the Success Fee will assist Rival's work. Results of recently completed programs in the area are very encouraging and the company is on schedule to drill some of the best shallow natural gas targets this winter.

For further information please call our toll free number 1-888-943-9414 and visit Epic's webpage at www.epic-eas.com.

On behalf of the Board of Directors,

Epic Oil and Gas Ltd.

"Michael J. Hopley"
President